SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

The Phoenix Group Corporation
_____________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
_____________________________________________________________________________
(Title of Class of Securities)

71906P100
_____________________________________________________________________________
(CUSIP NUMBER)

Ronald Lusk
4514 Travis Street, Suite 330
Dallas, Texas 75205
Tel. No.: (214) 599-9777
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copies to -

Alan M. Utay
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

November 13, 2000
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71906P100	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Schlegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,416,667
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 3,416,667
10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

          This Schedule 13D is being filed on behalf of Robert J. Schlegel relating to his purchase of shares of common stock of The Phoenix Group Corporation, a Delaware corporation (the "Issuer").

Item 1.      Security and Issuer

          Securities Acquired: Shares of Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

Issuer:	The Phoenix Group Corporation 4514 Travis Street, Suite 330 Dallas, Texas 75205

Item 2.       Identity and Background
(a)	Robert J. Schlegel
(b)	4835 LBJ Freeway, Suite 700 Dallas, Texas 75244
(c)	Owner, Pavestone Company L.P.
(d)

During the past five years, Mr. Schlegel has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Canada

Item 3.       Source and Amount of Funds or Other Consideration

          As of November 13, 2000, Mr. Schlegel paid $410,000 for the purchase of shares of Common Stock pursuant to a Subscription Agreement dated as of such date. No brokerage or other commissions were incurred in connection with the investment. The source of these funds was personal funds.

Item 4.       Purpose of the Transaction

          Mr. Schlegel acquired shares of Common Stock for portfolio investment purposes and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Mr. Schlegel reserves the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of his general investment and trading strategies, market conditions, the availability of shares of Common Stock or other securities or other factors. Mr. Schlegel may contact the Issuer and/or other stockholders regarding potential strategies to increase stockholder value.

          Other than as described above, Mr. Schlegel does not have any present plans or proposals which would result in any of the following:

(1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(2) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(4) any material change in the present capitalization or dividend policy of the Issuer;
(5) any other material change in the Issuer's business or corporate structure;
(6) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (7)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(9) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

          (a)     As of November 13, 2000, Mr. Schlegel obtained beneficial ownership of 3,416,667 shares of Common Stock, which represents 5.95% of the Issuer's outstanding shares of Common Stock. Such percentage was calculated by dividing (i) the 3,416,667 shares beneficially owned by Mr. Schlegel by (ii) 57,418,877 shares of Common Stock outstanding as of November 13, 2000, the number of outstanding shares being based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

          (b)    Mr. Schlegel has the sole power to vote and dispose of the shares.

          (c)    Not Applicable.

          (d)    Not Applicable.

          (e)    Not Applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          In addition to the Subscription Agreement referred to in Item 5(a) above, Mr. Schlegel entered into a Registration Rights Agreement with the Issuer which provides Mr. Schlegel piggyback registration rights for the shares of Common Stock issued pursuant to the Subscription Agreement.

Item 7.       Material to be Filed as Exhibits
Exhibit 1	Subscription Agreement, dated November 13, 2000, between The Phoenix Group Corporation and Robert J. Schlegel.
Exhibit 2	Registration Rights Agreement, dated November 13, 2000, between The Phoenix Group Corporation and Robert J. Schlegel.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2000

/s/ Robert J. Schlegel ______________________________________ Robert J. Schlegel